
August 29, 2011

Mr. Benjamin Ward
President, Chief Executive Officer, and Director
Joshua Gold Resources Inc.
(f/k/a Bio-Carbon Systems International Inc.)
72 Birch Street East
Chapleau, Ontario, Canada
P0M 1K0

> **Re:** **Joshua Gold Resources Inc., f/k/a Bio-Carbon Systems International Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 10, 2011**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed July 22, 2011**
> **Amendment No. 1 to Form 10-Q for Fiscal Period Ended March 31, 2011**
> **Filed July 22, 2011**
> **File No. 0-53809**

Dear Mr. Ward:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

1.   Please note that all outstanding comments relating to your filings will need to be resolved prior to your filing of a definitive information circular on Schedule 14C.

2.   We note your response to comment 13 from our letter to you dated January 28, 2011. Please indicate whether the solicitation done by mail referenced in your response was done on behalf of the company. We may have further comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

3.   We note your amended Form 10-K for the fiscal year ended December 31, 2010 does not include audited financial statements. Please amend your filing to include a full set of audit reports, financial statements and footnotes for all applicable periods. Furthermore, please note this information should be filed under Item 8 of the amended Form 10-K, not as an exhibit. Please refer to the guidance of Item 8 of the Form 10-K, which states "Financial statements of the registrant and its subsidiaries consolidated shall be filed under this item."

4.   On a similar note, please ensure your amended filing includes the audit report covering the previous reporting period from Inception (July 10, 2009) through December 31, 2009. We note the financial statements in your initial Form 10-K did not include this audit report.

Controls and Procedures, page 17

5.   We note your amended Form 10-K for the fiscal year ended December 31, 2010 does not include the same disclosure regarding your evaluation of disclosure controls and procedures or your management's report on internal control over financial reporting as filed on April 15, 2010 with your original Form 10-K. Please amend your filing to include the required disclosure as presented in your original Form 10-K. Refer to the requirements of Items 307 and 308 of Regulation S-K for further guidance.

Amendment No. 1 to Form 10-Q for the Fiscal Period Ended March 31, 2011

Exhibit 32.1

6.   Please amend your filing to correct the reference to the appropriate quarterly period. Currently, this certification refers to the "Form 10-Q/A for the quarterly period ended September 30, 2010" and should refer to "the quarterly period ended March 31, 2011."

Engineering Comments

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010

General

7.   Please correct your commission file number on the cover of your periodic and current filings to read 000-53809, which was assigned in conjunction with your filing of the Form 10 registration statement on October 28, 2009.

Mr. Ryan Bignucolo
Joshua Gold Resources Inc.
August 29, 2011
Page 3

Bio-Carbon Systems International Inc., page 1

8.   The terms development and production have very specific meanings within Industry Guide
        7 (which is available on our website at the following address:
        www.sec.gov/about/forms/industryguides.pdf). These words / terms reference the
        development stage when companies are engaged in preparing reserves for production, and
        the production stage when companies are engaged in commercial-scale, profit-oriented
        extraction of minerals. As you do not disclose any reserves as defined by Guide 7, please
        remove the terms develop, development or production throughout your document, and
        replace this terminology, as needed, with terms such as explore or exploration. This
        includes the use of these terms in your financial statement head notes and footnotes. Please
        refer to Instruction 1 to paragraph (a) of Industry Guide 7.

Risk Factors, page 7

9.   As the company does not have a "reserve," it must be in the "exploration stage," as defined
        by Industry Guide 7(a) (1) and (a) (4) (i), respectively. Exploration stage companies are
        those issuers engaged in the search and evaluation of mineral deposits, which are not
        engaged in the development of reserves or engaged in production. Please ensure that terms
        that may imply mineral production are removed from your filing.

Properties, page 7

10.   Please disclose the following information for each of your properties:

        •   The nature your ownership or interest in the property;

        •   A description of all interests in your properties, including the terms of all underlying
            agreements and royalties;

        •   A description of the process by which mineral rights are acquired at this location and
            the basis and duration of your mineral rights, surface rights, mining claims or
            concessions;

        •   An indication of the type of claim or concession such as placer or lode, exploration or
            exploitation, whether the mining claims are State or Federal mining claims, patented or
            unpatented claims, mining leases, or mining concessions;

        •   Certain identifying information, such as the property names, claim numbers, grant
            numbers, mining concession name or number, and dates of recording and expiration
            that is sufficient to enable the claims to be distinguished from other claims that may
            exist in the area or your properties;

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees; and

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

11.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all of your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property;

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights;

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property;

- A description of any work completed on the property and its present condition;

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment;

- A description of equipment, infrastructure, and other facilities;

- The current state of exploration of the property;

- The total costs incurred to date and all planned future costs;

- The source of power and water that can be utilized at the property; and

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Please refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the address provided above.

12.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR

program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing;

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered;

- A north arrow;

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located;

- A title of the map or drawing, and the date on which it was drawn; and

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Recent developments, page 10

13.   Please provide your basis for preparing the mineral estimates in your Form 10-K in accordance with the requirements of the securities laws in effect in Canada as opposed to those in effect in the United States.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. You may contact Robert Carroll, Staff Accountant, at (202) 551-3362 or Shannon Buskirk, Staff Accountant at (202) 551-3717 if you have any questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter at (202) 551-3611 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: H. Grady Thrasher, IV
        Facsimile No. (404) 760-0225